Correspondence

                          SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880

                                 April 23, 2007


VIA FACSIMILIE

H. Roger Schwall, Assistant Director
Carmen Moncada-Terry
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:    New Frontier Energy, Inc.
       Proxy Statement Originally Filed February 12, 2007 (SEC File No. 0-50472)

Dear Mr. Schwall,

     On behalf of New Frontier Energy, Inc., (the "Company"), please find Amendment No. 3 to the Proxy Statement (the "Proxy Statement") that was originally filed with the United States Securities and Exchange Commission ("SEC" and "Commission") on February 12, 2007 (SEC File No. 0-50472).

     We have included a redlined copy of the proxy statement to expedite your review. The Staff's comments are set forth below along with the Company's responses to those comments.

Summary Compensation Table page 8
---------------------------------

1. Please revise footnote 2 to specify the exercise price of options granted in the last fiscal year to Messrs. Bates and Laird.

          The Company has revised the disclosure in response to this comment to specify the exercise price of these options granted to Messrs Laird and Bates is $1.25 per share.

2. We refer you to the Instructions to Item 402(b)(2)(vi) of Regulation S-B. Please review the footnotes accompanying the disclosures with respect to the option awards and revise to reference all assumptions --- or provide the appropriate cross reference to the financial statements of the registrant that are included in the Form 10-KSB. We note, for example, that the valuation of options granted to Messrs. Bates and Laird on November 10, 2006 is noted as $0.59 per share. Revise your disclosure to explain how this valuation was assigned and explain the reason for a valuation of $0.59 given that the exercise price of such options was $1.25. Also, revise to briefly explain the company's method of accounting for stock options under the "modified-perspective" or provide a cross reference to the financial statements that provides such explanation.

          The Company has revised the disclosure in response to this comment to indicate that the value of the options was based upon the Black-Scholes model and that the amounts recorded in the summary table are based upon the number of vested options as of February 28, 2007 multiplied by the SFAS No. 123(R) value per share. For options granted during the fiscal year ended February 28, 2007, the Company has included the assumptions used in the calculation of their value. For options granted during the fiscal year ended February 28, 2006, the Company has included a cross reference to its financial statements included in its Form 10-KSB for the year ended February 28, 2006. The Company has also briefly explained its method of accounting for stock options under the "modified-perspective."

3. We refer you to item 402(c)(5) of Regulation S-B. Please supplement the narrative discussion so that it includes disclosure regarding the bonus amounts awarded to the named executive officers during the last fiscal year ended February 2007, including a general description of the formula or criteria applied in determining the amounts payable.

          The Company has revised the disclosure in response to this comment to disclose the bonus amounts awarded to Messrs. Laird and Bates during the fiscal year ended February 28, 2007. The bonus amounts were determined arbitrarily by the board of directors of the Company based upon thier analysis of Messrs. Laird and Bates respective performances during the fiscal year ended February 28, 2007. The board of directors does not currently have a formula in place to determine the amount of bonus compensation to be paid to Messrs. Laird or Bates.

4. We refer you to Release 8732A, Section Il.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to each of the named officers. In this regard, we note the difference between Mr. Laird's compensation for the fiscal year 2007 and Mr. Bates' compensation. Please supplement the narrative provided to explain the differences in the amounts of compensation awarded to the officers. Ensure that your disclosure identifies the job duties of each officer and explains the consideration given to such duties in allocating the salary amounts to each officer.

          The Company has revised the disclosure in response to this comment to disclose that in his position as President and Chief Executive Officer, Mr. Laird exercises detailed supervision over the operations of the Company and is ultimately responsible for the operations of the Company, including but not limited to land acquisitions and exploration and development of the Company's properties. Mr. Laird further performs all duties incident to the title of Chief Executive Officer and President and such other duties as from time to time may be assigned to him by the Board of Directors. Mr. Bates' is responsible for all duties incident to the title of Principal Accounting and Financial Officer, Secretary and Treasurer. The board of directors has considered these factors and Mr. Laird's increased responsibilities as the President and Chief Executive Officer of the Company in compensating Mr. Laird as compared to Mr. Bates.

Outstanding Equity Awards at Fiscal Year End.-page 10
-----------------------------------------------------

5. It appears that you are incorrectly referring to a November 10, 2007 grant date in the table. Please revise.

          The Company has revised the date in the outstanding equity awards table in response to this comment to refer to a November 10, 2006 grant date.

     The Company acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

     If you have any questions or would like any additional information, please contact the undersigned directly at the address, telephone and fax number listed above.

                                    Sincerely,

                                    SCHLUETER & ASSOCIATES P.C.


                                    /s/ David Stefanski
                                    -------------------
                                    David Stefanski

cc:      New Frontier Energy, Inc.